EXHIBIT 4.1

LETTER AGREEMENT

FOR

GRANT OF TECHNOLOGY LICENSE

This Agreement, made on October 15 2004, between Solflex Energy Development Corp. ( hereinafter “ Licensor ”) and Alternet Systems Inc. ( hereinafter “ Licensee ” ).

WITNESSETH

In consideration of the mutual promises hereinafter made by each to the other, Licensor and Licensee agrees as follows

1. GRANT OF LICENSE
The Licensor herby grants the licensee an exclusive license for North America and South America to sell the licensor’s proprietary solar panel. The Licensor also grants the Licensee an Option to complete a merger of both companies, on mutually agreeable terms, for a period of 12 months from signing of the License Agreement.

2. PAYMENT TO LICENSOR
Licensee will pay licensor $1.20 US per watt sold. Licensee will commit to invest in equity of Solflex:

A). $170,000 currently held in trust by Solflex, within 14 days of signing License agreement

B). $330,000 on Nov 15 , 04 towards payment of machine and operation and manufacturing when delivered to Solflex office in Richmond B.C.

The payment of the above $500,000 will be the consideration for the purchase of a 25% undiluted voting shares for an equity position in Solfex, and the granting of the License and Option.

3. PERFORMANCE
Licensee will sell a minimum $1,000,000 in solar panels within 2 years of commencement of commercial production of the Solflex solar panels, to maintain license in good standing. After minimum sales target is achieved Licensee will be granted 5 year licenses renewable at the licensee’s discretion.

4. MISCELLANEOUS

All sales and marketing expenses in North America and South America incurred by license are the sole responsibility of Licensee.

The Licensee also would have first right of refusal to acquire any licenses for this technology that were granted previous to this agreement, that are lapsed or in breach of contractual obligations.

The Licensee would have the option to production/manufacturing of the solar panels under this license, if the Licensor cannot meet the demand of the Licensee. The Licensor would receive a royalty of 10 % of the selling price of solar panels under this arrangement.

4. NOTICES

All notices hereunder shall be effective if sent by certified mail, postage prepaid to the following addresses.

If to the Licensee:	Alternet Systems Inc.
Ste 610-815 West Hastings Street
Vancouver B.C V6C1B4

If to the Licensor:	Solflex Energy Development Corp.
109-3551 Viking Way
Richmond B.C. V6V 1W1

5. ENTIRE AGREEMENT
This Agreement sets forth the entire agreement between the parties hereto and cannot be amended, modified or changed orally.

6. LAW
This agreement is governed and construed under the laws of the province of British Columbia and any action brought by either party to enforce or interpret this agreement shall be brought in an appropriate court in the province of British Columbia.

7. ARBITRATION
The Licensee and Licensor shall act in good faith and utilize their best efforts to resolve any disputes arising in connection with this agreement. All disputes which are not so resolved shall be finally settled under and in accordance with the current Arbitration Act in effect in British Columbia, Canada.

In case of any litigation between these two parties, it is hereby agreed that the prevailing party shall be entitled to recover all associated legal fees.

IN WITNESS WHEREOF, the parties hereto have hereunder signed their names as hereinafter set forth.

Alternet Systems Inc	Solflex Energy Development Corp.

Authorized Signatory	Authorized Signatory
Mike Dearden	Karl Arsh Achs